Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57431-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

July 14, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:           Mr. Jeffrey Riedler, Assistant Director

Dear Sirs/Mesdames:

COLOURED (US) INC. (the "Company")
Form SB-2/A filed July 6, 2006
SEC File No. 333-133505

Further to the telephone conversation between the writer and Ms. Sasha Parikh on July 13, 2006, the Company has filed an Amendment No. 3 to its Form SB-2 registration statement (the "Form SB-2/A3") in order to add the sentence "The amount is recognized as income over the term of the contract." to the Revenue Recognition Policy in note 2 of its financial statements for the years ended September 30, 2005 and 2004. The change has also been reflected in the summary of the Revenue Recognition Policy on page 39 of the Form SB-2 in the section entitled "Management's Discussion and Analysis or Plan of Operations".

The Form SB-2/A3 has been filed with the Commission via the EDGAR system. We enclose with this letter two copies of the Form SB-2/A3, plus two copies that have been redlined to show the changes from the Form SB-2/A2 filing.

We trust this is satisfactory. If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Mr. Zafar Hasan
cc:	Ms. Sasha Parikh

cc:	Coloured (US) Inc.
Attention: Mr. Lars Brannvall, CEO